Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Gramling, Ronald	2. Issuer Name and Ticker or Trading Symbol Denbury Resources Inc, (DNR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner _X_ Officer (give ___ Other (specify title below) below) V.P. Marketing
(Last) (First) (Middle) 5100 Tennyson Parkway, Suite 3000	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 08/2001
(Street) Plano, TX 75024		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	03/30/2001	A	V	770	A	8.81		D
Common Stock	06/30/2001	A	V	758	A	8.94		D
Common Stock	08/08/2001	S		1100	D	8.75		D
Common Stock	08/08/2001	S		1000	D	8.90		D
Common Stock	08/08/2001	S		1000	D	9.05		D
Common Stock	08/08/2001	S		1000	D	8.80	9504	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option	9.28	01/02/2001	A	V	9700		01/02/2005	01/02/2011	Common Stock	9700		9700	D
Stock Option	3.98						01/03/2004	01/03/2010	Common Stock			10200	D
Stock Option	4.24						1	01/04/2009	Common Stock			33800	D
Stock Option	10.02						2	06/27/2006	Common Stock			11250	D
Stock Option	13.38						2	02/24/2007	Common Stock			19800	D
Stock Option	18.33						01/02/2002	01/02/2008	Common Stock			7800	D
Explanation of Responses: 1) 50% exercisable the date hereof, 25% exercisable on January 4, 2002, and the balance exercisable on January 4, 2003. 2) All options are exercisable as of the date hereof.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Ronald Gramling **Signature of Reporting Person	08/31/2001 Date
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